May 24, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:      First Variable Rate Fund for Government Income (“Registrant”)

File Numbers 2-56809 and 811-02633

Withdrawal of a Registration Withdrawal Request

(Accession No. 0000205355-11-000009)

Filed May 23, 2011

Ladies and Gentlemen:

Registrant hereby requests withdrawal of the above-referenced registration withdrawal request.  The Form RW was filed in error.   A proper withdrawal of amendment to a registration statement, the Form AW, will be filed.

Please feel free to contact me at 301-657-7045 with any questions.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

Assistant Vice President

Associate General Counsel